SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 13)*

Under the Securities Exchange Act of 1934

Fairfax Financial Holdings Limited

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

303901102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 303901102		13G

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) V. PREM WATSA

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization CANADIAN

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 87,500

	6	Shared Voting Power 1,771,955

	7	Sole Dispositive Power 87,500

	8	Shared Dispositive Power 1,771,955

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,859,455

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 6.7%

12	Type of Reporting Person IN

CUSIP No. 303901102		13G

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE ONE ONE ZERO NINE HOLDCO LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,771,955

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,771,955

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,771,955

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 6.4%

12	Type of Reporting Person CO

CUSIP No. 303901102		13G

1	Names of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only) THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization BRITISH COLUMBIA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,598,620

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,598,620

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,620

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 5.7%

12	Type of Reporting Person CO

Item 1(a).	Name of Issuer: Fairfax Financial Holdings Limited (“Fairfax”)
Item 1 (b).	Address of Issuer’s Principal Executive Offices: 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7

Item 2 (a).

Name of Person Filing:
This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.              V. Prem Watsa, an individual;

2.              The One One Zero Nine Holdco Limited (“Holdco”), a corporation incorporated under the laws of Ontario; and

3.              The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia.

Item 2 (b).

Address of Principal Business Office:
The addresses of the Reporting Persons are as follows:

1.              Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2.              The principal business address and principal office address of Holdco is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7; and

3.     The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3.

Item 2 (c).	Citizenship: V. Prem Watsa is a citizen of Canada.
Item 2 (d).	Title of Class of Securities: Subordinate Voting Shares
Item 2 (e).	CUSIP Number: 303901102

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	An Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-US institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership.

The aggregate number and percentage of the Subordinate Voting Shares of Fairfax (“Subordinate Voting Shares”) that are beneficially owned by each of the Reporting Persons, assuming full conversion of all of the convertible securities held by such Reporting Person, is set forth in boxes 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

The number of Subordinate Voting Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power, assuming full conversion of all of the convertible securities held by such Reporting Person, is set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Sixty Two, which is controlled by Holdco, owns 50,620 Subordinate Voting Shares and 1,548,000 multiple voting shares of Fairfax (“Multiple Voting Shares”) (which are convertible at any time into Subordinate Voting Shares on the basis of one Subordinate Voting Share for each Multiple Voting Share being converted). Holdco owns 173,335 Subordinate Voting Shares. V. Prem Watsa controls Holdco and Sixty Two and himself owns an additional 85,352 Subordinate Voting Shares and exercises control or direction over an additional 2,148 Subordinate Voting Shares.

Neither the filing of this Schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, Holdco or Sixty Two that such person is the beneficial owner of the Subordinate Voting Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

V. Prem Watsa exercises control or direction over 2,148 Subordinate Voting Shares held by certain members of his family. Such family members have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Subordinate Voting Shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
See attached Exhibit No. 1.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018	V. Prem Watsa

/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018	The One One Zero Nine Holdco Limited

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018	The Sixty Two Investment Company Limited

	By:	/s/ V. Prem Watsa
Name: V. Prem Watsa
Title: President

Exhibit Index

Exhibit No.	Description

1	Members of filing group
2	Joint Filing Agreement dated as of February 14, 2018 among V. Prem Watsa, The One One Zero Nine Holdco Limited and The Sixty Two Investment Company Limited